PRESS RELEASE

Company Contact: Mark Greenberg
         (973) 455-5445

          ALLIEDSIGNAL COMMENCES TENDER OFFER FOR AMP INCORPORATED

     MORRIS TOWNSHIP, New Jersey, August 10, 1998 -- AlliedSignal Inc. (NYSE: ALD) announced today it has commenced a cash tender offer to buy all of the approximately 224 million outstanding shares of AMP Incorporated (NYSE: AMP) at a price of $44.50 per share, net to the seller, in cash.

     On Tuesday, August 4, 1998, AlliedSignal proposed to acquire AMP for $44.50 per share in cash, a premium of more than 55%, for an aggregate of approximately $10.0 billion on a fully diluted basis.

     The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight New York City time on Friday, September 11, 1998, unless extended.

     The offer is not conditioned upon AlliedSignal obtaining financing. The offer is conditioned on other terms specified in the Offer to Purchase. The full terms and conditions of the offer are set forth in tender offer material filed today with the Securities and Exchange Commission and to be mailed promptly to AMP shareowners.

     Lazard Freres & Co. LLC and Goldman, Sachs & Co. are acting as dealer managers for the offer and Morrow & Co., Inc., is acting as information agent.

     Based in Morris Township, New Jersey, AlliedSignal Inc. is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials. Its 1997 sales were $14.5 billion. The company, a component of the Dow Jones Industrial Average, employs 70,500 people at 300 facilities in 40 countries. Fortune magazine recently named the company to its lists of the "Most Admired Companies" and "100 Best Companies to Work For." Information about Allied Signal is available on the Internet at http://www.alliedsignal.com/.

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